UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: MAY 2017.

Commission file number: 0-17863

CONTINENTAL ENERGY CORPORATION
(Translation of registrant’s name into English)

900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F_XX_ or Form 40-F___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

A.	Under cover of, attached to, and hereby made a part of this Form-6K filing, are complete copies of the following documents:

1.	The "Code of Business Conduct and Ethics" of Continental Energy Corporation as last revised and adopted by the board of directors on 14 May 2017.

2.	The "Charter of the Audit Committee" of Continental Energy Corporation as last revised and adopted by the board of directors on 14 May 2017.

3.	The "Charter of the Governance and Nominating Committee" of Continental Energy Corporation as last revised and adopted by the board of directors on 14 May 2017.

B.

This filing on Form-6K filing is made to cover a similar filing of these same documents made by the undersigned foreign issuer in its home jurisdiction of Canada. There, these same documents were filed on the Canadian Securities Administrators National Instrument-13-101 System for Electronic Document Analysis and Retrieval ("SEDAR") in accordance with the requirements of Canadian securities regulations: Part-2.3 NI 58-101 Disclosure of Corporate Governance Practices and with NI 51-102 Continuous Disclosure Obligations.

Exhibits

99.1	Code of Business Conduct and Ethics
99.2	Charter of the Audit Committee
99.3	Charter of the Governance and Nominating Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION (Registrant)

Date: 17 MAY 2017

// signed //
_______________________________
By: Robert V. Rudman
Director and Chief Financial Officer